SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 5, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated November 5, 2008 re: Partner Communications reports third quarter 2008 results.

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2008 RESULTS

DOUBLE-DIGIT GROWTH IN ALL
KEY PROFITABILITY MEASURES

RECORD EBITDA of NIS 624M, 38.2% of TOTAL REVENUE,
or 42.8% of SERVICE REVENUES

Q3 2008 Highlights (compared with Q3 2007)

—	Total Revenues: NIS 1,636 million (US$ 478 million), an increase of 2.2%

—	Service Revenues: NIS 1,458 million (US$ 426 million), an increase of 4.1%

—	Operating Profit: NIS 469 million (US$ 137 million), an increase of 20.5%

—	Net Income: NIS 296 million (US$ 87 million), an increase of 38.4%

—	EBITDA[1]: NIS 624 million (US$ 182 million), an increase of 15.7%

—	EBITDA Margin[2]: 38.2% of total revenues compared with 33.7%

—	Free Cash Flow[3]: NIS 440 million (US$ 129 million), an increase of 225.3%

—	Subscriber Base: 36,000 net additions in the quarter, to reach 2.882 million, including 901,000 3G subscribers

—	Dividend Declared: NIS 1.54 (42 US cents4) per share or ADS (in total approximately NIS 237 million or US$ 64 million4) for the 3rd quarter

1 See “Use of Non-GAAP Financial Measures” below (p9)

2 Equivalent to 42.8% of service revenues in Q3 2008, compared with 38.5% of service revenues in Q3 2007

3 Cash flows generated from operating activities, net of cash flows from investing activities

4 Convenience translation of the Nominal New Israeli Shekel (NIS) into US Dollars based on the rate of exchange: US $ 1.00 equals NIS 3.7.

Rosh Ha’ayin, Israel, November 5, 2008 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced its results for the third quarter of 2008. Partner reported total revenues of NIS 1.6 billion (US$ 478 million) in Q3 2008, EBITDA of NIS 624 million (US$ 182 million), and net income of NIS 296 million (US$ 87 million).

Commenting on the quarter’s results, Partner’s CEO, Mr. David Avner, said: “I am very pleased with the third quarter’s results. We have managed to maintain a competitive cost structure despite the tough competition and the current implementation of our new strategic activities, thereby reaching impressive profitability margins.”

Mr. Avner added: “In these times of economic uncertainty and turbulence, Partner’s resilient financial structure, reflected in our ability to generate steady and strong cash flow, is one of the most remarkable strengths of the Company. It reflects Partner’s solid balance sheet and healthy operational position as well as its ability to continue and deliver value to our shareholders while actively implementing new initiatives. As we recently announced, Partner expects to start in the near future the “soft launch” of its new portfolio of services (which will include ISP services, mail access, Wi-Fi, fixed telephony through Voice over Broadband technology (“VOB”) and web based entertainment multimedia services), taking a further step toward realizing the Company’s strategy to evolve from a pure cellular operator into a diversified multi-service communications and media service provider. By developing a pervasive presence in the customers’ premises, Partner will offer its subscribers the benefits of service synergies with its core activity while strengthening its position as a leading telecommunications company in Israel”.

Mr. Avner concluded: “We are now harvesting the fruits of our conservative and fundamental business approach, and I am confident that we are in a strong position to deal with future challenges.”

Key Financial and Operational Parameters

	Q3 2007	Q2 2008		Q3 2008	Q3'08 vs Q3'07	Q3'08 vs Q2'08

Revenues (NIS millions)	1,601.0	1,544.1		1,636.0	2.2%	6.0%
Operating Profit (NIS millions)	389.7	377.9		469.4	20.5%	24.2%
Net Income (NIS millions)	214.0	247.3		296.2	38.4%	19.8%
Cash flow from operating activities net of investing activities (NIS millions)	135.3	601.0		440.0	225.3%	(26.8)%

EBITDA (NIS millions)	539.3	541.0		624.2	15.7%	15.4%
Subscribers (end of period, in thousands)	2,796	2,846	[5]	2,882	3.1%	1.3%
Estimated Market Share (%)	32	32		32	-	-
Quarterly Churn Rate (%)	3.3	4.0		3.9	0.6	0.1
Average Monthly Usage per Subscriber (minutes)	343	368		376	9.6%	2.2%
Average Monthly Revenue per Subscriber (NIS)	165	158		166	0.6%	5.1%

Financial Review

Partner’s total net revenues were NIS 1,636.0 million (US$ 478.2 million) in Q3 2008, an increase of 2.2% from NIS 1,601.0 million in Q3 2007. Within the total, service revenues increased by 4.1% from NIS 1,401.1 million in Q3 2007 to NIS 1,458.1 million (US$ 426.2 million) in Q3 2008. The increase primarily reflects the 3.1% growth in the subscriber base, an increase in the weight of post-paid subscribers with higher levels of ARPU in our subscriber base, higher average minutes of use, as well as an increase in content and data revenues. The increase that resulted was partially offset by a decrease in average revenue per minute resulting from competitive pressures and regulatory intervention including the approximate 14% reduction in interconnect tariffs which went into effect on March 1, 2008, the final reduction in the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008.

Revenues from content and data excluding SMS were NIS 135.6 million (US$ 39.6 million), or 9.3% of service revenues, in Q3 2008, compared with 7.6% of service revenues in Q3 2007, an increase of 27.0%. Compared with Q2 2008, non-SMS content revenues increased by 11.7%.

[5] Following a restatement of approximately 10,000 subscribers at end of Q2 2008.

SMS services revenues totaled NIS 86.3 million (US$ 25.2 million) in Q3 2008, an increase of 25.4% compared with Q3 2007, the equivalent of 5.9% of service revenues in Q3 2008, compared with 4.9% in Q3 2007.

Gross profit from services in Q3 2008 was NIS 640.8 million (US$ 187.3 million), compared with NIS 593.5 million in Q3 2007, an 8.0% increase. The increase reflects the growth in service revenues, offset by a 1.2% increase in the cost of service revenues. The cost of service revenues increase is mainly due to additional depreciation expenses of approximately NIS 12 million resulting from the accelerated depreciation of the equipment to be replaced under an agreement with LM Ericsson Israel Ltd. The agreement is expected to result in annual depreciation expenses of approximately NIS 74 million over 2008, of which NIS 67 million has already been recorded, with the remaining NIS 7 million to be recorded in Q4 2008. In addition, the services revenues cost increase reflects higher variable airtime and content costs as a result of higher airtime and content usage.

In Q3 2008, equipment revenues were NIS 177.9 million (US$ 52.0 million), an 11.0% decrease from NIS 199.9 million in Q3 2007. The decrease is primarily attributed to the lower number of transactions, partially offset by the impact of an increase in the proportion of 3G handsets sold compared with 2G handsets. The gross loss on equipment amounted to NIS 12.6 million (US$ 3.7 million) in Q3 2008, compared with NIS 66.0 million in Q3 2007, a decrease of 80.8%. This mainly reflects the lower number of sales, as well as a decrease in handset costs due, in part, to the fall in the dollar-shekel exchange rate.

Total gross profit in Q3 2008 was NIS 628.2 million (US$ 183.6 million), an increase of 19.1% from NIS 527.5 million in Q3 2007.

Selling, marketing, general and administration expenses totaled NIS 158.7 million (US$ 46.4 million) in Q3 2008, an increase of 15.2% from NIS 137.8 million in Q3 2007. This reflects the incremental cost of growing the subscriber base, including larger provisions for doubtful accounts from receivables on handset sales and service revenues and higher selling costs, as well as additional costs related to the planned gradual launch of our new portfolio of services which is expected during the first half of 2009.

Overall, operating profit was NIS 469.4 million (US$ 137.2 million) in Q3 2008, a 20.5% increase compared with NIS 389.7 million in Q3 2007.

Quarterly EBITDA in Q3 2008 totaled NIS 624.2 million (US$ 182.5 million), the equivalent of 42.8% of service revenues and 38.2% of total revenues. Compared with NIS 539.3 million or 38.5% of service revenues and 33.7% of total revenues in Q3 2007, this represents an increase of 15.7%.

Financial expenses in Q3 2008 were NIS 63.7 million (US$ 18.6 million), compared with NIS 73.8 million in Q3 2007, a 13.6% decrease. The decrease is mainly attributed to lower linkage expenses due to the increase of 2.0% in the CPI level of Q3 2008 compared to an increase in the CPI level of 2.5% in Q3 2007.

Net income for Q3 2008 totaled NIS 296.2 million (US$ 86.6 million), representing an increase of 38.4% from NIS 214.0 million in Q3 2007.

Basic earnings per share or ADS, based on the average number of shares outstanding during Q3 2008, was NIS 1.92 (56 US cents), up by 40.1% from NIS 1.37 in Q3 2007.

Funding and Investing Review

In Q3 2008, cash flows generated from operating activities, net of cash flows from investing activities totaled NIS 440.0 million (US$ 128.6 million), compared with NIS 135.3 million in Q3 2007, an increase of 225.3%. The increase reflects the higher net income as well as two other factors; firstly, operating cash flow in Q3 2007 was relatively low since payments to suppliers and interest charges for Q2 2007 were deferred to Q3 2007 and inventories were built-up during Q3 2007 for reasons related to number portability. Secondly, the increase reflects the initiatives that were taken in Q2 2008 to reduce working capital and cash flow volatility and the factoring of handset revenues that increased quarterly operating cash flow in Q3 2008 by approximately NIS 40 million. Cash flow from investing activities this quarter totaled NIS 118.2 million, compared to NIS 138.9 million in Q3 2007, a decrease of 14.9%. The Company has generated free cash flow of NIS 1,021.1 million during the first nine months of 2008, compared with NIS 610.7 million generated during the first nine months of 2007, an increase of 67.2%.

In February 2008, the Board of Directors approved a share buyback plan throughout 2008 in an amount of up to NIS 600 million, subject to appropriate market conditions. As of September 30, 2008, the Company had repurchased approximately 4.5 million of its shares at an average price per share of NIS 78.44, for a total consideration of approximately NIS 351 million.

In view of the recent significant financial market turbulence, the Board of Directors has decided to suspend the current share buyback plan for 2008. The issue will be revisited by the Board once market conditions become more stable.

The Board has approved the distribution of a dividend for Q3 2008 of NIS 1.54 (42 US cents6) per share (in total approximately NIS 237 million or US$ 64 million6) to shareholders and ADS holders of record on November 26, 2008. The dividend is expected to be paid on December 11, 2008.

Operational Review

The Company’s active subscriber base at the end of the third quarter 2008 was approximately 2,882,000, including approximately 763,000 business subscribers (26.5% of the base), 1,382,000 post-paid private subscribers (48.0% of the base) and 737,000 prepaid subscribers (25.6% of the base). Approximately 901,000 subscribers were subscribed to the 3G network. Total market share at the end of the quarter is estimated to be 32%.

During the quarter, approximately 36,000 net new subscribers joined the Company, including approximately 21,000 new net active postpaid subscribers and 15,000 new net active prepaid subscribers. The quarterly churn rate increased from 3.3% in Q3 2007 to 3.9% in Q3 2008. The increase primarily reflects the tail effect of number portability.

Average minutes of use per subscriber (“MOU”) was 376 minutes in Q3 2008, compared with 343 minutes in Q3 2007. The average revenue per user (“ARPU”) in Q3 2008 totaled NIS 166 (US$ 49), marginally higher than NIS 165 in Q3 2007.

[6] Convenience translation of the Nominal New Israeli Shekel (NIS) into US Dollars based on the rate of exchange: US $ 1.00 equals NIS 3.7.

Other

On October 30, 2008, the Ministry of Communications announced that, effective December 31, 2008, the cellular companies will be obligated to determine a fixed tariff that will apply during the entire commitment period. This provision will apply to agreements with non-business customers. The Company is assessing the implications of the new regulation and the various options it has in order to mitigate any potential adverse effect on its business results.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “Obviously we are delighted with the results of the third quarter 2008. Service revenues continue to rise, despite the competitive market. We have succeeded in raising operating efficiency significantly over the last few quarters and now the results are beginning to show through the key financial and performance indicators, as well as our impressive free cash flow generation. This puts us on a strong footing to mitigate the effect of a potential economic downturn while continuing to grow the business.”

Commenting on the Company’s outlook for the fourth quarter, Mr. Emanuel Avner added: “We reiterate our annual guidance for 2008, bearing in mind that the fourth quarter is seasonally slower than the third quarter. With regards to capital expenditures in particular, the annual level of capital expenditures for 2008 is currently expected to reach approximately 9% of anticipated revenues, in line with the Company’s previous estimations.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first quarter results on Wednesday, November 5, 2008, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of November 12, 2008.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects” and “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” in the form 20-F filed with the SEC on May 6, 2008. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results. The results were prepared in accordance with U.S. GAAP, other than EBITDA which is a non-GAAP financial measure.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2008: US $1.00 equals NIS 3.421. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:
Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.882 million subscribers in Israel (as of September 30, 2008). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V. P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	131,368	148,096	38,400	43,290
Accounts receivable:
Trade	1,065,929	1,120,842	311,584	327,636
Other	95,393	72,729	27,885	21,260
Inventories	127,215	132,868	37,186	38,839
Deferred income taxes	59,859	46,089	17,498	13,472

Total current assets	1,479,764	1,520,624	432,553	444,497

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	419,021	446,899	122,485	130,634
Funds in respect of employee rights upon retirement	86,639	88,522	25,326	25,876

	505,660	535,421	147,811	156,510

FIXED ASSETS, net of accumulated depreciation
And amortization	1,671,272	1,727,662	488,533	505,016

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated amortization	1,083,087	1,153,926	316,600	337,307

DEFERRED INCOME TAXES	93,598	93,745	27,360	27,403

Total assets	4,833,381	5,031,378	1,412,857	1,470,733

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	387,706	28,280	113,331	8,267
Accounts payable and accruals:
Trade	709,048	749,623	207,263	219,124
Other	349,057	375,510	102,034	109,766
Parent group - trade	5,253	3,405	1,536	995

Total current liabilities	1,451,064	1,156,818	424,164	338,152

LONG-TERM LIABILITIES:
Notes payable	1,813,744	2,072,636	530,179	605,856
Liability for employee rights upon retirement	144,532	131,960	42,248	38,574
Other liabilities	16,987	14,492	4,966	4,236

Total long-term liabilities	1,975,263	2,219,088	577,393	648,666

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,426,327	3,375,906	1,001,557	986,818

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2007 and September
30, 2008 - 235,000,000 shares; issued and
outstanding -
December 31, 2007 - 157,320,770 shares
September 30, 2008 - 157,807,002 shares	1,578	1,573	461	460
Less - treasury shares, at cost (4,467,990
ordinary shares)	(351,097)		(102,630)
Capital surplus	2,566,532	2,544,943	750,229	743,918
Accumulated deficit	(809,959)	(891,044)	(236,760)	(260,463)

Total shareholders' equity	1,407,054	1,655,472	411,300	483,915

	4,833,381	5,031,378	1,412,857	1,470,733

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2008	2007	2008	2007	2008	2008
	(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	4,176,560	3,966,982	1,458,137	1,401,057	1,220,859	426,231
Equipment	591,375	519,293	177,880	199,945	172,866	51,996

	4,767,935	4,486,275	1,636,017	1,601,002	1,393,725	478,227

COST OF REVENUES:
Services	2,426,755	2,315,363	817,335	807,540	709,370	238,917
Equipment	662,982	695,479	190,526	265,967	193,798	55,693

	3,089,737	3,010,842	1,007,861	1,073,507	903,168	294,610

GROSS PROFIT	1,678,198	1,475,433	628,156	527,495	490,557	183,617

SELLING AND MARKETING EXPENSES	301,408	259,801	96,830	86,315	88,105	28,305
GENERAL AND ADMINISTRATIVE
EXPENSES	180,752	157,612	61,915	51,483	52,836	18,098

	482,160	417,413	158,745	137,798	140,941	46,403

OPERATING PROFIT	1,196,038	1,058,020	469,411	389,697	349,616	137,214
FINANCIAL EXPENSES - net	111,723	132,846	63,732	73,768	32,657	18,630

INCOME BEFORE TAXES ON INCOME	1,084,315	925,174	405,679	315,929	316,959	118,584
TAXES ON INCOME	297,511	287,243	109,477	101,974	86,966	32,001

NET INCOME FOR THE PERIOD	786,804	637,931	296,202	213,955	229,993	86,583

EARNINGS PER SHARE ("EPS") :
Basic:	5.04	4.08	1.92	1.37	1.47	0.56

Diluted:	5.01	4.05	1.91	1.36	1.46	0.56

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING:

Basic	156,010,793	156,213,495	154,382,712	156,683,913	156,010,793	154,382,712

Diluted	157,095,796	157,579,035	155,356,232	157,883,303	157,095,796	155,356,232

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	9 month period ended September 30,		9 month period ended September 30,
	2008	2007	2008
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	786,804	637,931	229,993
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	503,176	449,643	147,084
Amortization of deferred compensation related to employee stock option grants, net	7,087	13,179	2,072
Liability for employee rights upon retirement	12,572	13,573	3,675
Accrued interest and exchange rate and linkage differences on long-term liabilities	103,229	60,147	30,175
Deferred income taxes	(13,623)	(23,411)	(3,982)
Capital loss on sale of fixed assets	371	1,146	108
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	82,791	(201,805)	24,201
Other	(22,664)	(32,957)	(6,625)
Increase (decrease) in accounts payable and accruals:
Related Parties	1,848	(14,166)	540
Trade	(62,478)	106,944	(18,263)
Other	(32,127)	44,795	(9,391)
Decrease (increase) in inventories	5,653	(51,966)	1,652
Increase in asset retirement obligations	456	352	133

Net cash provided by operating activities	1,373,095	1,003,405	401,372

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(354,486)	(387,177)	(103,620)
Acquisition of optic fibers activity		(701)
Proceeds from sale of fixed assets	573	43	168
Funds in respect of employee rights upon retirement	1,883	(4,911)	550

Net cash used in investing activities	(352,030)	(392,746)	(102,902)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financial lease undertaken		7,416
Repayment of capital lease	(5,170)	(6,713)	(1,511)
Treasury stock	(351,097)		(102,630)
Proceeds from exercise of stock options granted to employees	14,502	57,810	4,239
Dividend Paid	(695,427)	(429,955)	(203,282)
Windfall tax benefit in respect of exercise of options granted to employees	370	1,021	108

Repayment of long term bank loans	(20,971)	(280,325)	(6,130)
Receiving of long term bank loans	20,000		5,846

Net cash used in financing activities	(1,037,793)	(650,746)	(303,360)

DECREASE IN CASH AND CASH EQUIVALENTS	(16,728)	(40,087)	(4,890)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	148,096	77,547	43,290

CASH AND CASH EQUIVALENTS AT END OF PERIOD	131,368	37,460	38,400

Supplementary information on investing not involving cash flows

At September 30, 2008 and 2007, trade payables include NIS 182 million ($ 53 million) (unaudited) and NIS 114 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment.

At September 30, 2008, tax withholding related to dividend of approximately NIS 18 million is outstanding. These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	9 Month Period Ended September 30,		9 Month Period Ended September 30,
	2008	2007	2008
	(Unaudited)
	In thousands

Net cash provided by operating activities	1,373,095	1,003,405	401,372

Liability for employee rights upon retirement	(12,572)	(13,573)	(3,675)
Accrued interest and exchange and linkage differences on long-term liabilities	(103,229)	(60,147)	(30,175)
Increase (Decrease) in accounts receivable:
Trade	(82,791)	201,805	(24,201)
Other	22,664	343,611	6,625
Decrease (Increase) in accounts payable and accruals:
Trade	62,478	(106,944)	18,263
Shareholder - current account	(1,848)	14,166	(540)
Other (excluding tax provision)	343,261	(44,795)	100,339
Increase (Decrease) in inventories	(5,653)	51,966	(1,652)
Increase in Assets Retirement Obligation	(456)	(352)	(133)
Financial Expenses **	102,806	124,219	30,051

EBITDA	1,697,755	1,513,361	496,274

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2008 : US $1.00 equals 3.421 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SUMMARY OPERATING DATA

	Q3 2007	Q2 2008	Q32008

Subscribers (end of period, in thousands)	2,796	2,846 [1]	2,882

Estimated share of total Israeli mobile telephone
subscribers	32%	32%	32%

Churn rate in quarter	3.3%	4.0%	3.9%

MOU (actual minutes of use)	343	368	376

ARPU (including in-roaming revenue) (NIS)	165	158	166

[1] Following a restatement of approximately 10,000 subscribers at end of Q2 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: November 5, 2008